SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated February 19, 2015 between
ETF SERIES SOLUTIONS
and
ALPHAMARK ADVISORS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
AlphaMark Actively Managed Small Cap ETF	0.90% on the first $50 million in net assets; 0.80% on the next $100 million in net assets; 0.70% on the next $100 million in net assets; and 0.60% on net assets greater than $250 million.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 14, 2021.

ETF SERIES SOLUTIONS on behalf of the series listed on Schedule A	ALPHAMARK ADVISORS, LLC

By: /s/ Michael D. Barolsky	By: /s/ Michael L. Simon
Name: Michael D. Barolsky	Name: Michael L. Simon
Title: Vice President and Secretary	Title: President